AVG Announces 2013 Extraordinary General Meeting of Shareholders

AMSTERDAM, June 21, 2013 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG) today announced that the Extraordinary General Meeting of Shareholders of AVG (the EGM) will be held on 30 July 2013 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands.

The notice and agenda of the EGM, and the supplementary materials relating to the EGM are all available free of charge at the Investor Relations page (Annual General Meeting section under Corporate Governance) of AVG's website at http://investors.avg.com. The notice and agenda of the EGM (which have been filed with the SEC on a Form 6-K) are also available on the SEC's website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG's investor relations department.

About AVG
AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 150 million active users as of March 31, 2013 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

CONTACT: Erica Abrams, The Blueshirt Group for AVG, 415-217-5864, erica@blueshirtgroup.com